Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Southside Bancshares Inc.:

We consent to the incorporation by reference on Form 8-K/A (amendment No.1) of Southside Bancshares, Inc. of our reports dated March 7, 2014, with respect to the consolidated balance sheets of OmniAmerican Bancorp, Inc. and subsidiary as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for the two years ended December 31, 2013 and the effectiveness of internal control over financial reporting, which reports appear in the Form 8-K of Southside Bancshares, Inc. dated March 2, 2015.

/s/ KPMG LLP
Dallas, Texas
March 2, 2015